Exhibit 99.5
Alston & Bird llp
90 Park Avenue
New York, New York 10016
212-210-9400
Fax: 212-210-9444
www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	E-mail: mark.mcelreath@alston.com
April 17, 2007
AMVESCAP PLC
1360 Peachtree Street NE
Atlanta, Georgia 30309

Re:	Senior Notes registered on Registration Statement on Form F-3 (File No. 333-141995)
Ladies and Gentlemen:
     We are acting as United States counsel to AMVESCAP PLC, a public limited company incorporated under the laws of England and Wales (the “Company”); A I M Management Group Inc., a Delaware corporation; A I M Advisors, Inc., a Delaware corporation; INVESCO Institutional (N.A.), Inc., a Delaware corporation; and INVESCO North American Holdings, Inc., a Delaware corporation (collectively, the “Guarantors”), in connection with the offering and issuance of the Company’s 5.625% Senior Notes due 2012 (the “Senior Notes”). The Senior Notes were registered on an automatic shelf Registration Statement on Form F-3 (File No. 333-141995) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). This opinion is being furnished in accordance with the requirements of Form 601(b)(5) of Regulation S-K under the Securities Act.
     The Registration Statement relates to the proposed issuance and sale from time to time pursuant to Rule 415 under the Securities Act of the Company’s debt securities (the “Debt Securities”), which may be guaranteed (the “Guarantees”) by one or more of the Guarantors.
     Each series of Debt Securities and each Guarantee will be issued pursuant to an indenture in the form filed as an exhibit to the Registration Statement relating to Debt Securities between the Company and the Guarantors, as the case may be, and The Bank of New York as trustee (together with any successor or substitute trustee, the “Trustee”).
     In connection with the offering of the Senior Notes, the Company has entered into an indenture among the Company, the Guarantors, and the Trustee dated April 17, 2007,

One Atlantic Center	Bank of America Plaza	3201 Beechleaf Court, Suite 600	601 Pennsylvania Avenue, N.W.
1201 West Peachtree Street	101 South Tryon Street, Suite 4000	Raleigh, NC 27604-1062	North Building, 10th Floor
Atlanta, GA 30309-3424	Charlotte, NC 28280-4000	919-862-2200	Washington, DC 20004-2601
404-881-7000	704-444-1000	Fax: 919-862-2260	202-756-3300
Fax: 404-881-7777	Fax: 704-444-1111		Fax: 202-756-3333

AMVESCAP PLC
April 17, 2007

and a first supplemental indenture among the Company, the Guarantor, and the Trustee dated April 17, 2007 (together, the “Indentures”).
     We have examined the Indenture and the Registration Statement. As to certain factual matters relevant to this opinion letter, we have relied conclusively upon originals or copies, certified or otherwise identified to our satisfaction, of such records, agreements, documents and instruments, including certificates or comparable documents of officers of the Company and the Guarantors and of public officials, as we have deemed appropriate as a basis for the opinions hereinafter set forth. Except to the extent expressly set forth herein, we have made no independent investigation with regard to matters of fact, and accordingly, we do not express any opinions as to matters that might have been disclosed by independent verification.
     In rendering our opinions set forth below, we have assumed, without any independent verification, (i) the genuineness of all signatures, (ii) the legal capacity of all natural persons, (iii) the authenticity of all documents submitted to us as originals, (iv) the conformity to the original documents of all documents submitted to us as conformed, telefacsimile, photostatic or electronic copies, (v) the due authorization, execution and delivery of the Indenture and the note representing the Senior Notes, including the guarantee of each of the Guarantors set forth therein, by each of the parties thereto under the laws of their respective jurisdictions of incorporation or organization, (vi) that all parties to the documents examined by us have full power and authority under the laws of their respective jurisdictions of incorporation or organization to execute, deliver and perform their obligations under such documents and under the other documents required or permitted to be delivered and performed thereunder, and (vii) that the Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended.
     Based on the foregoing, it is our opinion that:
     1. the Senior Notes are legally issued, fully paid, and non-assessable and constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms, subject, as to the enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity; and
     2. the Guarantees issued pursuant to the Indenture, are legally issued and constitute valid and binding obligations of the Guarantors enforceable against the Guarantors in accordance with their terms, subject, as to the enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity.
     Our opinions set forth above are limited to the laws of the State of New York, the General Corporation Law of the State of Delaware, and the federal laws of the United States of America specifically referred to herein. Insofar as the laws of England relate to

AMVESCAP PLC
April 17, 2007

our opinions above, we have relied, without any independent investigation, solely on the opinion of Linklaters, English counsel to the Company, filed as an exhibit to the Registration Statement.
     This opinion letter is provided to the Company for its use solely in connection with the transactions contemplated by the Registration Statement and may not be used, circulated, quoted or otherwise relied upon by any other person or for any other purpose without our express written consent, except that the Company may file a copy of this opinion letter with the Commission as an exhibit to the Registration Statement. The only opinions rendered by us consist of those matters set forth in the paragraphs numbered 1 through 2 hereof, and no opinion may be implied or inferred beyond the opinions expressly stated. Our opinions expressed herein are as of the date hereof, and we undertake no obligation to advise you of any changes in applicable law or any other matters that may come to our attention after the date hereof that may affect our opinions expressed herein.
     We consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the use of our name under the heading “Legal Matters” in the prospectus constituting a part thereof. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

ALSTON & BIRD LLP

By:	/s/ Mark F. McElreath

Mark F. McElreath, a Partner